UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                             (Amendment No. _3_)*


                             REALITY INTERACTIVE
       -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  756048-10-4
                      ----------------------------------
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No. 756048-10-4                 13G                 Page 1 of 5 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Capital Management, Inc.
           IRS ID No.: 41-1501962


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           730 East Lake Street, Wayzata, MN  55391-1769

                     5    SOLE VOTING POWER
 NUMBER OF                           279,250

  SHARES             6     SHARED VOTING POWER
                                0
BENEFICIALLY

  OWNED BY           7     SOLE DISPOSITIVE POWER
                                2,310,800
   EACH

 REPORTING

  PERSON             8     SHARED DISPOSITIVE POWER
                                0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,760,800

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     37.6%

12    TYPE OF REPORTING PERSON*

                     IA


SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No. 756048-10-4                 13G                 Page 2 of 5 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Oppportunity Fund
           IRS ID No.: 13-3682185


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           A Massachusetts Business Trust

                5    SOLE VOTING POWER
 NUMBER OF                      0 (Refer to page 1 of 2, Item 5)

  SHARES             6     SHARED VOTING POWER
                                0
BENEFICIALLY

  OWNED BY           7     SOLE DISPOSITIVE POWER
                                0 (Refer to page 1 of 2, Item 7)
   EACH

 REPORTING

  PERSON             8     SHARED DISPOSITIVE POWER
                                0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     550,000

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     11.8%

12    TYPE OF REPORTING PERSON*

                     IC



SEC 1745 (2/92)              Page 2 of 5 pages

CUSIP No. 756048-10-4                 13G                 Page 3 of 5 Pages


Item 1.
      (a)       Name of Issuer
                Reality Interactive

      (b)       Address of Issuer's Principal Executive Offices
                11200 West 78th Street, Suite 300
                Eden Prairie, MN 55344 Item 2.
      (a)       Name of Person Filing

                Perkins Capital Management, Inc., a Minnesota Corporation The Perkins Opportunity Fund, a Massachusetts Business Trust

      (b)       Address of Principal Business Office or, if none, Residence

                730 East Lake Street
                Wayzata, MN  55391-1769

      (c)       Citizenship

                Minnesota Corporation

      (d)       Title of Class of Securities

                Common Stock

      (e)       CUSIP Number

                756048-10-4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /X_/ Investment Company registered under section 8 of the Investment Company Act

      (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)



SEC 1745 (2/92)              Page 3 of 5 pages

CUSIP No. 756048-10-4                 13G                 Page 4 of 5 Pages


      (g) /__/       Parent Holding Company, in accordance with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)

      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a) Amount Beneficially Owned is 2,310,800 shares of common stock and common equivalents. This includes 897,700 shares of common stock owned by the clients of Perkins Capital Management, Inc., 275,000 warrants, exerciseable within 60 days, held for the clients of Perkins Capital Management, Inc. 275,000 shares of common stock owned by The Perkins Opportunity Fund. Perkins Capital Management, Inc. disclaims beneficial interest in the Perkins Opportunity Fund shares.

      (b) Percent of Class 49.4%. This includes a percentage of class of 37.6% by clients of Perkins Capital Management, Inc. and 11.8% by the Perkins Opportunity Fund.

      (c)       Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote
                     Perkins Capital Management, Inc. has the sole power to vote 279,250 common shares, including the 275,000 common shares owned by The Perkins Opportunity Fund.
           (ii)  shared power to vote or to direct the vote
                           0
           (iii) sole power to dispose or to direct the dispostion of Perkins Capital Management, Inc. has the sole power to dispose of 2,310,800 common shares (includes 1,138,100 warrants, exercisable within 60 days).
           (iv)      shared power to dispose or to direct the disposition of
                           0

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      None



SEC 1745 (2/92)              Page 4 of 5 pages

CUSIP No. 756048-10-4                 13G                 Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      None

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               May 5, 1997
                                ----------------------------------------

                                By      Bradley A. Erickson
                                ----------------------------------------
                                    Signature


                                Bradley A. Erickson    Vice President
                                -----------------------------------------
                                             Name/Title




SEC 1745 (2/92)              Page 5 of 5 pages

              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that to the best of their knowledge and belief they each satisfy the requirements for making a joint filing under Rule 13d-1.


May 6, 1997





/s/ Bradley A. Erickson                        /s/ Steven J. Paggioli
------------------------------                 --------------------------------
Perkins Capital Management, Inc.               Perkins Opportunity Fund Series
    Bradley A. Erickson                        Professionally Managed Portfolio
                                               Steven J. Paggioli